UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

August 12, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB0009223206

Issuer Name
SMITH & NEPHEW PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights; An event changing the breakdown of voting rights

3. Details of person subject to the notification obligation

Name
Cevian Capital II GP Limited

City of registered office (if applicable)
`St Helier

Country of registered office (if applicable)
Jersey

4. Details of the shareholder
Name	City of registered office	Country of registered office
Aurora Nominees Limited	London	United Kingdom

5. Date on which the threshold was crossed or reached
07-Aug-2026

6. Date on which Issuer notified
11-Aug-2026

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	14.214414	0.000000	14.214414	119179419
Position of previous notification (if applicable)	14.010786	0.000000	14.010786

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares
Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0009223206		119179419		14.214414
Sub Total 8.A	119179419		14.214414%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation
2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Cevian Capital II G.P. Limited	Cevian Capital II Master Fund L.P.	13.014856		13.014856%
Cevian Capital II G.P. Limited	Cevian Capital II Co-Investment - Series P L.P.	1.199558		1.199558%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

If date does not apply, explain below

11. Additional Information
Cevian Capital II G.P. Limited acts as general partner for Cevian Capital II Master Fund L.P. and Cevian Capital II Co-Investment - Series P L.P.
The legal owner of the shares is Aurora Nominees Limited (acting as nominee), which holds the shares on behalf of UBS AG (acting as custodian).

This notification is made for transparency purposes. Since Cevian Capital II G.P. Limited's notification dated 24 July 2026, the percentage of voting rights held via Cevian Capital II Master Fund L.P. has increased to 13.014856% (previously notified percentage: 12.815710%). The percentage of voting rights held via Cevian Capital II Co-Investment - Series P L.P. is 1.199558% (previously notified percentage: 1.195075%).

As a result of this increase, Cevian Capital II G.P. Limited's aggregate holding is now 14.214414% (previously notified percentage: 14.010786%). Cevian Capital II G.P. Limited has not crossed a new notification threshold as a result of this increase.

12. Date of Completion
11-Aug-2026

13. Place Of Completion
Jersey

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 12, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary